InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

214-855-6700

FAX: 214855-6701

May 10, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.

Re:	InfraREIT, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 3, 2016
File No. 001-36822

Dear Mr. Telewicz:

This letter sets forth the responses of InfraREIT, Inc. (the “Company” or “we”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 27, 2016 (the “Comment Letter”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”). For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below each such comment is the Company’s response thereto. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Form 10-K.

Form 10-K for the year ended December 31, 2015

1.	Please tell us how you considered providing financial statements for your significant lessee, Sharyland Utilities, LP.

As described in the Form 10-K, Sharyland Utilities, L.P. (“Sharyland”) is our sole tenant and leases all of our transmission and distribution assets pursuant to five separate triple net leases. Section 2340 of the Commission’s Financial Reporting Manual (“FRM 2340”) provides that “[w]hen a registrant has triple net leased one or more real estate properties to a single lessee/tenant …, and such properties represent a ‘significant’ portion of the registrant’s assets, an investor may need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the registrant from this asset concentration.” According to FRM 2340, “[a]n asset concentration is generally considered ‘significant’ if it exceeds 20% of the registrant’s assets as of its most recent balance sheet.”

Because the assets leased by Sharyland constitute a “significant” portion of our assets, we concluded that we would be required under FRM 2340 to provide Sharyland’s financial statements to investors. Accordingly, we have included Sharyland’s financial statements in our periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Financial Information Related to Our Tenant, page 61

2.	In future filings, please provide a more detailed explanation of the reasons that management believes the non-GAAP measures provided for Sharyland provide useful information to investors regarding the registrant’s financial condition and results of operations. Reference is made to Item 10(e)(1)(i)(C) of Regulation S-K. Please provide us with your anticipated disclosure in your response. With respect to your presentation of a non-GAAP balance sheet for Sharyland, your revised disclosure should include a discussion of why management believes the non-GAAP presentation is useful despite the fact that the lease transaction is in essence a financing. In addition, please explain to us how you determined it would be appropriate to present non-GAAP information for your lessee in your filing.

We believe that Sharyland’s non-GAAP financial information is useful for investors in understanding our tenant’s financial condition and ability to meet its rent obligations to us. In our Form 10-Q for the quarter ended March 31, 2016, which we filed with the Commission on May 5, 2016, we have expanded our explanation of the reasons that we believe this information is useful to investors as follows:

In addition to Sharyland’s financial information in accordance with U.S. GAAP, we are presenting Sharyland’s non-GAAP financial information below which removes the effect of the sale-leaseback accounting. This non-GAAP financial information is reviewed by our management and board of directors in evaluating Sharyland’s results of operations and financial condition. Although our management considers Sharyland’s U.S. GAAP financial information as well, we believe this non-GAAP financial information provides important supplemental evidence regarding Sharyland’s ability to meet its rent obligations to us, and we believe it is helpful to our investors in understanding our tenant’s financial condition without the additional implications of the failed sale-leaseback accounting.

In future filings where we present Sharyland’s non-GAAP financial information, we will provide substantially similar disclosure. We determined that it would be appropriate to present Sharyland’s non-GAAP information for the reasons described in the disclosure above. Although we and Sharyland are both continuing to evaluate the guidance issued by the Financial Accounting Standards Board in ASU 2016-02, Leases, it is possible that once Sharyland adopts the new standard, we may determine that it is no longer necessary to include Sharyland’s non-GAAP financial information in our periodic reports.

Financial Statements

General

3.	Please tell us how you have met the disclosure requirements of ASC Topic 275-10-50-18 with respect to your relationship with Sharyland.

We believe we have met the disclosure requirements of ASC Topic 275-10-50-18 with respect to our relationship with Sharyland by describing our business, both in the financial statements and throughout the Form 10-K, as that of leasing our T&D assets to Sharyland as our sole tenant. See, for example, note 19 to the financial statements included in the Form 10-K (“SDTS has entered into various leases with Sharyland for all of the Company’s placed in service T&D assets.”). However, after considering the Staff’s comment, we intend to add the following disclosure to our future annual financial statements:

Concentration of Credit Risk

Sharyland is our sole tenant and all of our revenue is driven by our five leases with Sharyland.

Form 8-K filed March 3, 2016

Item 2.02 Results of Operations and Financial Condition

4.	In future filings, please provide the nearest comparable measure under GAAP as well as a reconciliation to that measure when providing non-GAAP forecasts.

We respectfully note the Staff’s comment and confirm that in future filings where we present non-GAAP forecasts we will provide the nearest comparable measure under GAAP as well as a reconciliation to that measure, to the extent that such information is available without unreasonable efforts. The Company has included this information in its earnings release for the quarter ended March 31, 2016, which was furnished as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on May 5, 2016.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 855-6700.

Very truly yours,

/s/ Brant Meleski Brant Meleski
Senior Vice President and Chief Financial Officer
InfraREIT, Inc.

cc:	Benjamin D. Nelson
Senior Vice President and General Counsel
InfraREIT, Inc.